2600 One Commerce Square Philadelphia, PA 19103-7098 T: (215) 564-8071 F: (215) 564-8120

September 17, 2008

Via EDGAR Transmission James O’Connor U.S. Securities and Exchange Commission Division of Investment Management 100 F Street, N.E. Washington, D.C. 20549

Re:  Delaware Group Foundation Funds
        File Nos. 333-38801/811-08457

Dear Mr. O’Connor:

     On behalf of the Delaware Group Foundation Funds (the “Registrant”), the following are the Registrant’s responses to the comments of the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “SEC”), which were received on September 10, 2008 with respect to the Registrant’s Post-Effective Amendment No. 26 (the “Amendment”) filed on July 22, 2008 pursuant to Rule 485(a) under the Securities Act of 1933, as amended (the “1933 Act”). Each Staff comment is summarized below, followed by the Registrant’s response to the comment. The Registrant’s responses to the Staff’s comments will be incorporated into its Registration Statement.

     1. Comment: Delete the reference to “an extra layer of diversification” in item 1 in the second paragraph under the section entitled “How we manage the Portfolios – Our investment strategies” in the prospectuses.

     Response: Item 1 will be revised as follows: “Offering two types of diversification: first, by using multiple investment styles to identify investment opportunities; and, second, by investing in a broadly diversified number of individual securities.”

     2. Comment. Explain why the description of the U.S. Large Cap Growth investment sleeve under “How we manage the Portfolios – Our investment strategies” in the prospectuses permits investment in both mid- and large-cap growth companies.

     Response. Because the Portfolios wish to have the flexibility to invest in domestic mid-and large-cap growth companies, the Registrant will revise the heading and first paragraph of that section as follows:

“U.S. Mid- and Large-Cap Growth

James O’Connor September 17, 2008 Page 2 of 3

In managing the mid- and large-cap growth investment sleeve (style) for the Portfolios, we research individual companies and analyze economic and market conditions, seeking to identify the securities or market sectors that we think are the best investments for the Portfolios.”

     3. Comment. In the paragraphs in the prospectuses under “How we manage the Portfolios –Our investment strategies” describing the International Value Equity, International Growth and Global Real Estate Securities sleeves, provide additional disclosure defining what constitutes a “foreign security.”

     Response. The Registrant will revise the disclosure under “The securities we typically invest in – Foreign corporate and government debt” as follows:

“Foreign securities

Foreign corporate debt and equity securities include those securities issued by companies: (i) whose principal securities trading markets are outside the U.S.; (ii) that derive 50% or more of their total revenue from either goods or services produced or sales made in markets outside the U.S.; (iii) that generate 50% or more of their operating income outside the U.S.; (iv) that have 50% or more of their assets outside the U.S.; (v) that are linked to non-U.S. dollar currencies; or (vi) that are organized under the laws of, or with principal offices in, a country other than the U.S. Foreign government debt securities are securities issued by a government other than the United States or by an agency, instrumentality, or political subdivision of such government. We will invest in both rated and unrated foreign debt securities. We may invest in securities issued in any currency and may hold foreign currencies. Securities of issuers within a given country may be denominated in the currency of another country or in multinational currency units, such as the euro.

How the Portfolios use them: Each of the Portfolios may invest in equity and debt securities issued by foreign companies and debt securities issued by foreign governments consistent with its investment objectives and policies.”

     4. Comment: Provide additional disclosure in “The securities we typically invest in –Mortgage-backed securities” section of the prospectuses concerning the U.S. government’s recent actions with respect to Fannie Mae and Freddie Mac.

     Response. The following sentence will be added to the description of mortgage-backed securities in the prospectuses:

While the U.S. government has recently provided financial support to two such instrumentalities, Fannie Mae and Freddie Mac, no assurance can be given that the U.S. government will always do so, since the U.S. government is not so obligated by law.

* **

     Pursuant to your request, the Registrant acknowledges that: (i) it is responsible for the adequacy of the disclosure in the Amendment; (ii) Staff comments on the Amendment, or changes to the Amendment made in response to Staff comments thereto, do not foreclose the SEC from taking any

James O’Connor September 17, 2008 Page 3 of 3

action with respect to the Amendment; and (iii) the Registrant may not assert Staff comments as a defense in any proceeding initiated by the SEC under the federal securities laws of the United States.

     In addition, the Registrant acknowledges that the Division of Enforcement has access to all information that the Registrant has provided to the Staff of the Division of Investment Management in its review of the Amendment.

     Please do not hesitate to contact me at the above number or Jonathan Kopcsik at (215) 564-8099 if you have any questions or wish to discuss any of the responses presented above.

Sincerely yours, /s/ E. Taylor Brody E. Taylor Brody

cc:	A.G. Ciavarelli Delaware Investments Bruce G. Leto